Exhibit 1.4

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

TELECOM ITALIA MEDIA S.P.A.

SUPPLEMENT TO THE INFORMATION DOCUMENT

ON TRANSACTIONS OF GREATER IMPORTANCE WITH RELATED PARTIES

PREVIOUSLY PUBLISHED ON 26 FEBRUARY 2015

drawn up pursuant to article 5 of the Regulation adopted by Consob with resolution no. 17221 of 12 March 2010 and subsequently amended with resolution no. 17389 of 23 June 2010

MERGER BY INCORPORATION OF

TELECOM ITALIA MEDIA S.P.A.

INTO

TELECOM ITALIA S.P.A.

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Rome, 26 March 2015

INTRODUCTION

This document is supplementary to the information document dated 26 February 2015 (the “Information Document”) regarding the plan for the integration of Telecom Italia Media S.p.A. (“Telecom Italia Media”) and Telecom Italia S.p.A. (“Telecom Italia” or the “Surviving Company”) which will take place by merging the former with the latter (the “Merger or the “Transaction”).

The Information Document was published by Telecom Italia Media on 26 February 2015 following approval by the board of directors of Telecom Italia Media (the “Board of Directors”) of the essential terms and conditions of the Merger, as reflected in the Merger Agreement.  This supplementary document (the “Supplementary Document” or the ”Addendum”) is being published following approval of the Merger Plan by the Board of Directors.

For a full understanding of the Merger, we recommend reading this Supplementary Document in conjunction with the Information Document and its annexes. Terms not otherwise defined in this Supplementary Document shall have the meaning attributed to them in the Information Document.

* * * * *

1.	INFORMATION ON THE TRANSACTION

On 19 March 2015, the Merger Plan (which, if approved at the Shareholders’ Meeting of Telecom Italia Media’s ordinary shareholders scheduled to be held on 30 April 2015, will be published in accordance with the law) was approved by the Board of Directors, further to the binding opinion of the Board Committee expressed on the same date of 19 March 2015, and by the board of directors of Telecom Italia. The Merger Plan was drawn up using as reference balance sheets the draft financial statements for financial year 2014 of each of Telecom Italia Media and Telecom Italia. The draft financial statements of Telecom Italia Media were approved on 19 February 2015, and the Telecom Italia draft financial statements were approved on 19 March 2015.

On 13 March 2015, the Court of Milan, further to the joint application made by the Companies Participating in the Merger pursuant to article 2501-sexies of the Italian Civil Code, appointed Reconta Ernst & Young S.p.A. as Expert in charge of drawing up the report on the fairness of the Exchange Ratio.

1.1       Bylaws of the Surviving Company

By virtue of the Merger, Art. 5 of the bylaws of the Surviving Company (Share Capital) shall incorporate the changes necessary to permit the issue of the new ordinary and savings shares pursuant to the exchange ratios.

As a result of the Merger, Telecom Italia will increase its share capital by up to a nominal maximum figure of 10,612,042.10 euros by means of the issuance of up to 16,735,479 new ordinary shares and up to

2,559,143 new savings shares, all without par value, in application of the exchange ratio and share allocation methods described in the Merger Plan. The amount of the maximum share capital increase of Telecom Italia to fulfill the exchange is calculated without considering the ordinary shares and savings shares of Telecom Italia Media held by Telecom Italia as at the date of the Merger Plan; these shares will be cancelled without exchange during the Merger.

No further changes to the bylaws of the Surviving Company are envisaged as a result of the Merger.

It should be pointed out that the bylaws of Telecom Italia are expected to undergo a series of additional amendments, if approved, at the Shareholders' Meeting of Telecom Italia convened to approve the Merger Plan. These amendments are not related to the Merger and will take effect as of their registrations in the Business Register, regardless of the effect of the Merger.

1.2       Exchange Ratio

On 19 March 2015, the Board of Directors:

-
considering the confirmatory fairness opinions issued by the appointed financial advisors, as designated by the Board Committee, in relation to the fairness of the Exchange Ratio (Annexes 1 and 2 hereto respectively);

-	with the prior approval of the Board Committee (Annex 3 hereto),

confirmed the Exchange Ratio preliminarily approved on 19 February 2015.

Therefore, the definitive Exchange Ratio, for the purposes of the Merger, is determined as follows:

i.
0.66 newly issued ordinary shares in Telecom Italia, without par value and with the same dividend entitlement date as the Telecom Italia ordinary shares existing as of the date on which the Merger takes effect, for every one (1) ordinary share in Telecom Italia Media;

ii.
0.47 newly issued savings shares in Telecom Italia, without par value and with the same dividend entitlement date as the Telecom Italia savings shares existing as of the date on which the Merger takes effect, for every one (1) savings share in Telecom Italia Media.

No cash balance payments are envisaged.

For further details regarding the method for determining the Exchange Ratio and the consultants involved in the Transaction to guarantee the fairness of the Exchange Ratio, see point 2.2 of the Information Document published on 26 February 2015.

1.3
Indication of the organs or directors that conducted or participated in the negotiations and/or investigated and/or approved the Transaction, specifying their respective roles, with particular regard for the independent directors

On 19 March 2015, the Board Committee—consisting of independent directors Massimo Bergami, Chiara Della Penna, Valeria Lattuada, Paola Schwizer (Chair) and Giuseppe Soda, in the absence of Director Lorenzo Gorgoni—having examined the Merger Plan, unanimously expressed its reasoned favourable opinion (Annex 3) on the advantages of Telecom Italia Media completing the Merger, and on the convenience and substantial correctness of its conditions.

On 19 March 2015, the Board of Directors (consisting of a majority of independent directors, in accordance with article 37, subsection 1(d) of the regulation adopted with Consob Resolution no. 16191 of 29 October 2007, as subsequently amended and supplemented), taking account of the opinion of the Board Committee expressed on the same date, agreed to the economic terms of the Merger and—highlighting the advantages for Telecom Italia Media and its shareholders from implementing the Merger, and the convenience and substantial correctness of its conditions—unanimously resolved to approve the Merger.

It should be noted that the Merger will be submitted to an extraordinary Shareholders' Meeting of Telecom Italia Media convened, in a single call with an ordinary Shareholders’ Meeting, on 30 April 2015.

For completeness, it should be noted that, since the Merger has no adverse effect on the rights of the Telecom Italia Media savings shareholders, the Merger is not subject to approval by the savings shareholders' meeting of Telecom Italia Media pursuant to article 146, subsection 1(b) of the CLFI. At the request of a savings shareholder who owns more than one percent of the savings shares, pursuant to article 146, subsection 2 of the CLFI, a special savings Shareholders’ Meeting will be convened on 27 April 2015.

Annex 1 to Exhibit 1.4
Bring-Down Fairness Opinion of EQUITA SIM S.p.A. dated March 19, 2015

This document has been released in original to the Board of Directors of Telecom Italia Media S.p.A. by EQUITA S.I.M. S.p.A. in Italian language and on EQUITA S.I.M. S.p.A.’s letterhead. In case of any discrepancies, disputes and for any other legal purposes, the original Italian document shall prevail on the following courtesy translation.

STRICTLY PRIVATE AND CONFIDENTIAL

To:
Telecom Italia Media S.p.A.
Via della Pineta Sacchetti, 229
00168 Rome

To the attention of the Board of Directors

Rome, March 19th, 2015

Bring down opinion on the fairness, from a financial point of view, of the exchange rate of the merger by incorporation of Telecom Italia Media S.p.A. in Telecom Italia S.p.A.

Dear Directors,

As part of the proposed merger by incorporation (hereinafter, the “Transaction”) of Telecom Italia Media S.p.A. (hereinafter “TIME” or the “Company”) by Telecom Italia S.p.A. (hereinafter “TI” or “Telecom Italia”) and in accordance with the mandate conferred by TIME to EQUITA S.I.M. S.p.A. (hereinafter "Equita") on 14 January 2015, effective as from 8 January 2015 (hereinafter the ”Mandate”), Equita has been asked to express an opinion to TIME on the fairness, from a financial point of view, of the exchange rate agreed for the Transaction.

On February 19th 2015, TIME’s Board of Directors approved the essential terms of the Transaction, including the exchange rate corresponding to (hereinafter the “Exchange Rate”):

-	no. 0.66 new TI ordinary shares for every no. 1 TIME ordinary share;

-	no. 0.47 new TI saving shares for every no. 1 TIME saving share.

On the same date Equita released an opinion to TIME on the fairness, from a financial point of view, of the Exchange Rate (hereinafter the “Opinion”).

TIME’s Board of Directors will approve today the merger plan, including the Exchange Rate, that will be subject to the approval by TIME’s extraordinary shareholders meeting scheduled on April 30th 2015.

In accordance with the Transaction, TIME’s ordinary and saving shareholders, who will have not contributed to the approval of the Transaction, are entitled to a withdrawal right, pursuant to Art. 2437 (1) a) of the Civil Code, determined on the arithmetical mean of the closing prices in the six months preceding the publication or receipt of the notice of the meeting of shareholders whose resolutions legitimize the withdrawal right.

The purpose of this bring down opinion is to confirm the fairness, from a financial point of view, of the Exchange Rate (hereinafter the “Bring Down Opinion”). Such Bring Down Opinion follows, forms an integral part and needs to be read together with the Opinion.

Such Bring Down Opinion is not intended to make an analysis on the merits of the Transaction proposed and on the effects and prospects that might ensue for TIME from the same, nor does this Opinion make any suggestion on the appropriateness of the Transaction.

Sources

For the purpose of this Bring Down Opinion, Equita has used the documents already used in the Opinion, to which reference should be made for a detailed description, and the following documents provided by TIME after February 19th 2015:

•	TIME’s draft annual report for the fiscal year ended December 31st 2014;

•	TI’s draft annual report for the fiscal year ended December 31st 2014;

•	document entitled “TI Group - Preliminary Financials Plan 2015-2017 (Vers. BoD 19 Febbraio 2015)”, including an update of TI’s business plan, approved by TI’s Board of Directors on February 19th 2015;

•
document entitled “TI Group - Appendix: Preliminary Financials Plan 2015-2017 (Vers. BoD 19 Febbraio 2015)”, including some details on TI’s business plan, approved by TI’s Board of Directors on February 19th 2015.

TIME’s management informed us that no other variation occurred with respect to the documents already examined and used by Equita for the purpose of the Opinion, to which reference should be made for a detailed description, other than the above-mentioned updates.

For the purpose of this Bring Down Opinion, Equita has also used documents, data and information publicly available to date, in particular:

•	Market information (market prices, trading volumes, interest rates, etc.) gathered through Bloomberg and Factset;

•	Brokers’ reports relatively to TIME and TI.

To draw up this Bring Down Opinion, Equita has relied on the truthfulness, correctness, accuracy and thoroughness of the documents and information mentioned above, without having them independently verified. In particular, with reference to TIME and TI’s forecast data, Equita has made the analyses assuming that these reflect assumptions and elements deemed reasonable, appropriate and exhaustive by the management of the companies as basis of their formulation, and consequently based on the best estimate of the financial and equity position and the operating results that they expect in the forecast period. Nothing of what is represented in this Bring Down Opinion can or will be deemed a guarantee or indication of TIME and/or TI’s future results.

Equita has undertaken no independent examination or valuation of such documents and information, and carried out no accounting, financial, fiscal, legal, trade and, in general, administrative, autonomous and/or independent verifications, and/or technical assessments of its own in respect of TIME and TI’s assets. Furthermore, except for what is indicated above, Equita provided, obtained or examined no specialized opinion – including, but not limited to, legal, accounting, actuarial, environmental, information-technology or fiscal opinions – and consequently, this Bring Down Opinion does not take into account any possible implications relative to such aspects and possibly forming the subject matter of such opinions.

Equita carried out no independent assessment of the value of each individual asset and liability of TIME and TI (including off-balance-sheet assets and liabilities).

For the purpose of this Bring Down Opinion, Equita has also assumed that all regulatory approvals and authorizations, or otherwise, relatively to the Transaction have been and shall be obtained with no relevant negative effect on TIME or TI.

Limits and restrictions of the valuations

The valuation made in this Bring Down Opinion cannot disregard the critical aspects set out in this paragraph.

In drafting this Bring Down Opinion, Equita, as a matter of fact, has rendered no consultancy services other than the services indicated in its Mandate, therein including, inter alia, services of a legal, fiscal, accounting and/or industrial nature, nor is it responsible for the data and information used to fulfill the Mandate, which remain the exclusive responsibility of the party that has provided them. In particular, Equita carried out no due diligence assessment on TIME and TI, since this activity was not part of the Mandate. Therefore, despite Equita fulfilled the Mandate with diligence, professionalism and independence of opinion, Equita shall not be held liable for, nor provides any guarantee in respect of, the truthfulness, thoroughness, accuracy of the data and information included in and/or reflecting on the Bring Down Opinion.

The considerations in this Bring Down Opinion are made with reference to existing and assessable market, regulatory and economic conditions, as well as to the whole of the information received, up to the drafting date of this Bring Down Opinion. Any subsequent changes to the above-mentioned conditions, even though they may significantly affect the valuations, will not imply for Equita the obligation to update, review or reaffirm the Bring Down Opinion.

Without prejudice to the above, Equita is not aware of, and therefore has not evaluated, the impact of facts occurred, or the effects produced by events that might occur, therein including events of a legislative and regulatory nature, even those regarding TIME and/or TI’s specific business sector or specific situations concerning them, that result in the alteration of the financial, economic and capital information underlying this Bring Down Opinion. Therefore, should the above-mentioned facts occur, which imply substantial changes in TIME and/or TI’s financial, economic and capital information, certain assumptions of the analyses made by Equita would no longer apply and, therefore, even the valuations made in this Bring Down Opinion.

The valuations presented in this Bring Down Opinion are based on all the indications and analyses set out therein, therefore no part of this opinion may be considered or in any case used separately from the same Bring Down Opinion as a whole.

Under no circumstance should the methodological considerations and consequent valuations made in this Bring Down Opinion be possibly considered as an indication of TIME and/or TI’s market price or value, whether current or expected.

Neither Equita, nor any of its administrators, managers, directors, employees or consultants may be held liable for any direct and/or indirect damage possibly suffered by third parties, who have relied on the statements made or withheld in the Bring Down Opinion. Any responsibility directly or indirectly arising from the use of the Bring Down Opinion shall be expressly excluded. Neither the receipt of the Bring Down Opinion nor any information included therein or subsequently disclosed with reference to the Mandate may be intended as an investment consultancy service on the part of Equita.

As already stated in the Opinion, the following should also be considered as specific critical elements of the valuations made in the Bring Down Opinion:

•
Asymmetry in the significancy of TIME’s stock market prices and target prices compared to TI’s: it should be noted that: i) low liquidity, ii) high stock price volatility, and iii) low research coverage on TIME’s stock, make the TIME’s stock market prices and target prices scarcely significant versus TI’s stock, which is characterized by high liquidity, stock price stability and significant research coverage;

•
High volatility of TIME’s fundamental valuation: in consideration of the high indebtedness of TIME, whose activity almost exclusively consists of a 70%-shareholding in Persidera S.p.A. (hereinafter, “Persidera”), the valuation of the Company is characterized by a high level of volatility as the assumptions used for Persidera valuation vary;

•
Time frame of TIME and TI’s business plans: regarding TIME and TI’s fundamental valuation, it is extremely difficult to make estimates of TIME and TI’s economic/financial results in the long term, that is, subsequently to the last year of the business plan (respectively, 2018 and 2017);

•	Lack of comparable listed companies: unlike TI, there are no listed companies comparable to TIME.

Valuation methods

To draft this Bring Down Opinion and assess the confirmation of the fairness of the Exchange Rate, Equita has made the assumptions and used the valuation methods deemed necessary and appropriate for the purposes of the Bring Down Opinion within the Transaction, as already used in the Opinion.

In accordance with the best valuation practices, the valuations presented in this Opinion have been made according to the following approaches, as already used in the Opinion:

A.
Relative value estimates: within a merger transaction, the valuations of this Bring Down Opinion are not aimed at determining the absolute economic values of the companies interested in the Transaction, but rather at determining values that can be compared with each other in order to express an opinion on the Exchange Rate; therefore, the principle of relative uniformity and comparability of the applied valuation criteria has been used. The valuations made therefore are significant in respect of their relative profile and cannot be considered representative of an absolute and separate valuation of TIME and/or TI;

B.
So-called “stand-alone” point of view: in keeping with the standard practice applied to merger transactions, the analysis has been carried out considering TIME and TI from a so-called stand-alone point of view, that is, disregarding any synergy or other effects arising out of the Transaction. Furthermore, TIME and TI have been considered in normal working conditions, and assuming their business continuity and operational autonomy, without substantial management changes due to the Transaction.

As part of a general review of the valuation methods in accordance with the best practices applied to similar transactions, and keeping into account the above limits and restrictions, Equita has used the so-called Discounted Cash Flow (“DCF”) method as the applicable method to make relative valuations of TIME and TI for the purpose of expressing an opinion on the Exchange Rate, as already done in the Opinion.

The reference date used for the purpose of the valuations underlying this Bring Down Opinion is December 31, 2014, as already done in the Opinion.

Final considerations

This Bring Down Opinion is necessarily based on the economic, monetary, market and other existing conditions as at the date of the same, as well as on the information that has been provided by TIME and/or TI to Equita up to this date. Any event that may occur after this date could affect the assumptions and the content of this Bring Down Opinion.

This Bring Down Opinion is given exclusively in the interest and for the benefit of TIME’s Board of Directors in respect of the Transaction; likewise, it has not been given on behalf of, nor will it confer any right or remedy to, TIME or TI’s shareholders or any other person, nor can it be used for different purposes. In particular, it is Equita’s intention to provide TIME’s Board of Directors with any useful element that will enable it to evaluate in full autonomy the Transaction’s financial aspects.

Therefore, Equita expresses no opinion on the decision of TIME’s Board of Directors to effect, or not to effect, the Transaction, which is a decision that rests on the full and exclusive autonomous judgment of TIME’s Board of Directors.

By this Bring Down Opinion, Equita expresses no opinion relatively to any TIME or TI’s future market prices following further announcements and the completion of the Transaction, and expresses no recommendation to any party whatsoever on the purchase or sale of TIME or TI’s financial instruments.

Equita authorizes no third parties, other than the above-mentioned exclusive recipient, to rely on the analyses and conclusions presented in this Bring Down Opinion, and expressly accepts no responsibility for any consequence directly or indirectly resulting on any ground from the use of the Opinion for purposes and/or aims other than those expressly set out. This Opinion constitutes not, nor Equita expresses in any way whatsoever, a recommendation to TIME and/or TI’s voting shareholders on the Transaction.

In accepting this Bring Down Opinion, TIME’s Board of Directors accepts that it is confidential and that it cannot be divulged to third parties, other than the recipient Board, or reproduced, in whole or in part, without the prior written authorization of Equita, except only to fulfil legal obligations. Equita however authorizes as of now TIME to attach the Bring Down Opinion to the company documents as required by the law and by the regulations applicable to the Transaction.

Based on the above, as at this date Equita confirms that it deems that the Exchange Rate is fair from a financial point of view.

Equita also confirms that it deems that the withdrawal right in favor of TIME’s ordinary and saving shareholders who will have not contributed to the approval of the Transaction, in any case constitutes a critical means of protection of TIME’s market minorities.

/s/ Andrea Vismara (Andrea Vismara) Investment Banking EQUITA S.I.M. S.p.A.	/s/ Carlo Andrea Volpe (Carlo Andrea Volpe) Advisory EQUITA S.I.M. S.p.A.

Annex 2 to Exhibit 1.4
Bring-Down Fairness Opinion of Prof. Caselli dated March 19, 2015

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

Telecom Italia Media S.p.A.
Via della Pineta Sacchetti, 229
00168 Roma

To Members of the Board of Directors
Milan, 19 March 2015

Respectful Members of the Board of Directors,

with reference to my fairness opinion, on “The proposed preliminary exchange ratio for the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.”, provided on the date of 19 February 2015 and written accordingly with the appointment of the Board of Directors of Telecom Italia Media S.p.A. (hereinafter, “TIME”) on 16 January 2015, I inform you that on the basis of:

a)	the same criteria, premises, limitations and hypothesis with whom the fairness opinion has been provided,

b)
the documents provided by you on 12 March 2015 (in more details: “TI Group – Preliminary Financial Plan 2015-2017. Version Bod 19 February 2015”; “TI Group – Appendix. Preliminary Financials Plan 2015-2017. Version Bod 19 February 2015”; “Financial Statements Draft 2014 Telecom Italia S.p.A.”; “Financial Statements Draft 2014 Telecom Italia Media S.p.A.”),

and considering:

c)	to my knowledge, it doesn’t happen and it doesn’t rise at the time of writing any event or circumstance that may significantly affect the proposed merger by incorporation,

d)	I did not receive from you any communication at the time of writing about any event or circumstance that may significantly affect the proposed merger by incorporation,

I confirm that, at the time of writing, it hasn’t been brought to my attention any element that may lead to modify the opinion the exchange ratios for ordinary shares and savings shares approved by the TIME Board of Directors on 19 February 2015 are fair from a financial point of view.

I am available to answer any questions you may have and would like to take the opportunity to thank you for your confidence.

Kind regards,

/s/ Stefano Caselli Prof. Stefano Caselli

Annex 3 to Exhibit 1.4
Opinion of Telecom Italia Media S.p.A. Board Committee dated March 19, 2015

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

OPINION OF TELECOM ITALIA MEDIA BOARD COMMITTEE

To:	Members of the Board of Directors of Telecom Italia Media S.p.A.

Re:
Opinion of the Board Committee (the “Board Committee”) of Telecom Italia Media S.p.A ("TIME" or the "Company"), supplementing the opinion previously issued on 19 February 2015 with reference to the merger by incorporation of the Company into its parent company, Telecom Italia S.p.A. (the "Merger" or the “Transaction”)

The Board Committee met on 19 March 2015 to form its reasoned and binding supplementary opinion on the Merger in light of the draft Merger Plan submitted to it (the "Merger Plan") pursuant to article 8, paragraph 1(c) of Consob regulation no. 17221/2010 and articles 10(b) and 32 of the procedure for performing transactions with related parties approved by the board of directors of the Company (the “Board of Directors”) on 25 November 2010 and updated by the Board of Directors on 4 May 2011 (the “RPT Procedure”).

The Board Committee and, on its behalf, its Chair, Professor Paola Schwizer, had been kept constantly informed of the developments of activities after the approval of the essential guidelines of the Merger as reflected in the Merger Agreement, in view of the approval of the Merger Plan. At the outcome of its assessments and activity,

THE BOARD COMMITTEE

composed of Paola Schwizer (Chairperson), Massimo Bergami, Chiara Della Penna, Valeria Lattuada and Giuseppe Soda, in the absence of Director Lorenzo Gorgoni, i.e., all the independent directors of the Company, as specified in the RPT Procedure;

HAVING APPROVED

the essential guidelines of the Merger as reflected in the Merger Agreement and having:

i.	been involved by the management of the Company in all the phases of the investigation and negotiations;

ii.	received from the competent departments of the Company a complete flow of information, as well as all clarification and supplementary information requested; and

iii.	been assisted in the execution of its work by independent financial and legal advisors selected by the Board Committee;

HAVING EXAMINED

i.	the draft Merger Plan, which includes the definitive exchange ratio envisaged with reference to the Merger (the “Exchange Ratio”);

ii.	the draft explanatory note of the Board of Directors made available ahead of the board meeting;

iii.	the draft supplementary information document prepared pursuant to article 5 of Consob regulation no. 17221/2010 regarding transactions with related parties;.

iv.	the confirmed results of the assessments made by financial advisors Equita SIM S.p.A. and Prof. Stefano Caselli with reference to the Exchange Ratio;

v.
the conclusions, expressed in summary, of the impartial opinion of Professors Piergaetano Marchetti and Carlo Marchetti on the non-existence of any prejudice to the rights of the category of savings shareholders deriving from the Merger; and

vi.	the further documentation made available by the Board of Directors for the valuations needed for the decisions relating to the Merger to be made;

HAVING DETERMINED

i.
with reference to the provisions of article 14, subsection 1, of the Consob regulation no. 17221/2010, that the valuations of the corporate bodies of the Company regarding the Merger are not influenced by the direction and coordination activity exercised by Telecom Italia S.p.A. over the Company;

ii.
that on the basis of the aforementioned documentation made available to the Board Committee, the interests of the Company’s shareholders other than Telecom Italia S.p.A. are advanced and protected; and

iii.
that the process followed with reference to the Merger and, in particular, for the definition of the Merger Plan, appears to be correct and in accordance with the applicable legal regulations, including with reference to the exclusion of the need for approval by a special meeting of the savings shareholders on the basis that the Merger does not cause prejudice to the rights of such shareholders;

HAVING ALSO CONCLUDED

i.	that the Merger Plan complies with the essential guidelines of the Merger set out in the Merger Agreement and satisfies the motivations underlying the Company’s participation in the Transaction; and

ii.
that from the date of approval of the Merger Agreement to the current date, no events, occurrences or other circumstances had occurred that might change the considerations and assessments already expressed with reference to the Merger; and

HAVING CONFIRMED

that all the considerations and assessments inherent to the motivations underlying the Merger and the interest of the Company and the shareholders other than Telecom Italia S.p.A. in the Merger;

THEREFORE UNANIMOUSLY EXPRESSES ITS FAVOURABLE OPINION

of the substantial economic benefit of, and appropriate conditions to, the Merger transaction, and hence of the execution of the Transaction.

Rome, 19 March 2015

The Board Committee